Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 United States of America

November 12, 2024	T: +1 312 782 0600 F: +1 312 701 7711

mayerbrown.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Shalini Shah and Benjamin Meeks

Re:	Nissan Auto Leasing LLC II
Nissan-Infiniti LT LLC Registration Statement on Form SF-3 File Nos. 333-282606 and 333-282606-01

Dear Mr. Meeks and Ms. Shah:

On behalf of Nissan Auto Leasing LLC II (the “Depositor”), and in response to the letter (the “Comment Letter”) dated November 6, 2024 with respect to the above-captioned Registration Statement on Form SF-3 (the “Registration Statement”) from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) on Form SF-3. For your convenience, we are delivering to you via email a copy of this letter, together with a copy of Amendment No. 1 that has been marked to show the changes from the Registration Statement as filed on October 11, as well as a clean copy of Amendment No. 1 and the exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. Please note that the page references in our responses below refer to the marked copy of Amendment No. 1. Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the depositor under Regulation AB.

Registration Statement on Form SF-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response

We confirm that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Form of Prospectus

Risk Factors

Risks Related to the Characteristics, Servicing and Performance of the Leases and Related Leased Vehicles…, page 21

2.

We note that various risk factors contain point-in-time disclosures regarding recent events and economic conditions (e.g., the COVID-19 pandemic and rising inflation) that are not enclosed in square brackets. Please confirm that, at the time of any offering, you will update your risk factors disclosure to the extent necessary to provide a current description of the specific risks related to the offer and sale of the securities.

Response

We confirm that, at the time of any offering, we will update the risk factors disclosure to the extent necessary to provide a current description of the specific risks related to the offer and sale of the securities.

The Notes

[Calculation of Floating Rate Interest], page 111

3.

The definition of “Term SOFR” on page 112 refers to “the forward-looking term rate based on SOFR . . . as such rate is posted to FRBNY’s Website.” However, forward- looking term rates based on SOFR, such as the CME Term SOFR Rates recommended by the Alternative Reference Rates Committee, are published by third-party administrators (e.g., CME Group), not by FRBNY. Please revise your SOFR-related disclosure and the corresponding provisions in the transaction documents to ensure that they accurately reflect the source and publication details of each contemplated SOFR alternative, including Term SOFR, to avoid any potential confusion regarding their calculation and availability.

Response

We have revised the disclosure on pages [98 through 102], under “[Calculation of Floating Rate Interest]” to accurately reflect the source and publication details of each contemplated SOFR alternative, including Term SOFR, to avoid any potential confusion regarding their calculation and availability. We have also made corresponding revisions in the Form of Indenture (Exhibit 4.1) and Form of 20[●]-[●] Series Certificate Sale Agreement (Exhibit 10.8).

4.

The website address listed in the definition of “FRBNY’s Website” on page 112 does not appear to be a functioning website. Please revise your disclosure to provide the correct website address for accessing the applicable SOFR rates on the Federal Reserve Bank of New York’s website.

We have revised the disclosure on page [99], under “[Calculation of Floating Rate Interest]” to provide the correct website address for accessing the applicable SOFR rates on the Federal Reserve Bank of New York’s website.

Description of the Servicing Agreement

Representations and Warranties; Remedies, page 155

5.

We note that NMAC, as sponsor, has an obligation to direct reallocation of leases and related leased vehicles for breach of a representation or warranty and to make a corresponding repurchase payment to the issuing entity. Please confirm that you will provide information regarding NMAC’s financial condition if there is a material risk that the ability of NMAC to comply with the reallocation provision could have a material impact on pool performance or performance of the asset-backed securities. Refer to Item 1104(f) of Regulation AB.

We confirm that we will provide information regarding NMAC’s financial condition if there is a material risk that the ability of NMAC to comply with the reallocation provision could have a material impact on pool performance or performance of the asset-backed securities.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned at (312) 701-7776, Lindsay O’Neil, at (312) 701-8933, or the Depositor’s in-house counsel, Angela Vogeli, at (629) 273-2551. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum

Angela M. Ulum

cc:	Angela Vogeli
Lindsay M. O’Neil